SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May, 2012
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.
Public Company with Authorized Capital – CVM No. 016390
CNPJ No 01.832.635/0001-18 – NIRE 35.300.150.007
Av. Jurandir, 856, Lote 4, 1st Floor
CEP 04072-000, São Paulo – SP

MATERIAL FACT

Commencement of the Public Offer for Exchange of Shares for the Cancellation of
the Registration of Public Company and Consequent Exit from Level 2 Corporate
Governance listing of BM&FBOVESPA (“Offer”)

TAM S.A. (the “Company”), in accordance with the provisions of article 157 of Law No. 6.404 of December 15, 1976, as amended, and the provisions of the Instruction from the Comissão de Valores Mobiliários (“CVM”) No. 358/02, of January 3rd, 2002, as amended, informs its shareholders and the market in general that, on this date, the announcement of the Offer, the object of which are the shares issued by the Company, has been published. The Form F-4 of the Offer in the United States has also been disseminated on this date. Therefore, the period for the acceptance of the Offer by the shareholders of the Company commences on this date.

The announcement and the Form  F-4  of the Offer are available on the following websites: www.cvm.gov.br, www.lan.com e www.tam.com.br.

São Paulo, May 10, 2012.

Líbano Miranda Barroso

Chief Investor Relations Officers

TAM S.A.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2012

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.